UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2021

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013125
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Property Holdings II, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

GK Investment Property Holdings II, LLC is a Delaware limited liability company formed on July 11, 2019 in order to invest in, lend on and operate commercial rental properties, lease such properties to multiple tenants, and make such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc. dba GK Real Estate (referred to herein as “GK Real Estate”), our manager, deems appropriate. As of the date of this Semi-Annual Report, our company indirectly owns one property through our interest in RF Grocery, LLC as described below.

Since 1995, GK Real Estate and its management team has had experience successfully acquiring, redeveloping, and managing a diversified portfolio of office, retail, and multifamily real estate properties. GK Real Estate controls a portfolio of real estate assets currently valued at over $500 million which represents 5.4 million square feet of office, multifamily and commercial space throughout the U.S. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

We do not have any employees. GK Real Estate’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Real Estate and our company.

We filed an offering statement on Form 1-A (the “Offering Statement”), with the United States Securities and Exchange Commission (the “SEC”), on September 17, 2019, which offering statement was qualified by the SEC on January 28, 2020 and requalified by the SEC on March 12, 2021. Pursuant to the Offering Statement, we are offering a maximum of $50,000,000 of the Company’s 7% bonds (the “Bonds”). The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $44,250,000 if we sell the maximum offering amount without any volume-weighted discounts. Proceeds from the sale of the Bonds will be used to acquire or loan on commercial rental properties in our target asset class. As of June 30, 2021, we have sold $8,966,999 in Bonds, all of which remained outstanding as of June 30, 2021. We intend to continue to sell the Bonds through January 27, 2023, or the date or the date upon which all $50,000,000 in offering proceeds have been received.

On January 28, 2020, GK Investment Property Holdings II, LLC, commenced active operations. Offering proceeds will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this Semi-Annual Report. We will experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or the payment of debt service.

The number of properties and other assets that we will acquire will depend upon the number of Bonds sold and the resulting amount of the net proceeds available for investment in properties and other assets. Until required for the acquisition or operation of assets or used for distributions, we will keep the net proceeds of this offering in short-term, low risk, highly liquid, interest-bearing investments.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our Indenture.

On May 12, 2020, our Company formed RF Grocery, LLC (“RF Grocery”), an Illinois limited liability company, for the purpose of acquiring a rental property leased to a single tenant, Fresh Thyme Farmers Market, located at 7501 North Avenue, in River Forest Illinois (“Fresh Thyme Farmers Market”). On May 27, 2010 our Company, through RF Grocery, entered into an assignment of Purchase and Sale Agreement, as amended, to acquire Fresh Thyme Farmers Market. The contract purchase price for Fresh Thyme Farmers Market was $8,050,000, and total acquisition cost was $8,214,213 including financing fees paid to the lender and other closing costs. Of the total acquisition cost, $5,190,000 was funded by a first mortgage loan secured by Fresh Thyme Farmers Market. Our company funded $1,824,213 of the total purchase price with proceeds raised from the offering of Bonds through a capital contribution to RF Grocery. The remaining $1,200,000 of the total purchase price was funded through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust (the “Preferred Member”), which received preferred equity in RF Grocery in exchange for the investment. On December 17, 2020, RF Grocery redeemed and retired 100% of the Preferred Member’s equity for $1,308,000, constituting a total return of approximately 9% for the Preferred Member, comprised of a 6% minimum preferred return and a 3% capital premium in addition to the return of the Preferred Member’s contributed capital. RF Grocery’s operating agreement was amended following the redemption, and the company became the sole member of RF Grocery.

As of June 30, 2021, Fresh Thyme Farmers Market was 100% leased.

On July 23, 2021, pursuant to a Contribution Agreement, dated as of June 25, 2021 (the “Contribution Agreement”) and filed as Exhibit 6(h) hereto, the Company, through RF Grocery contributed its fee simple interest in Fresh Thyme Farmers Market to GK DST – River Forest Grocery (the “Trust”), an affiliate of the Company, in exchange for 100% of the beneficial interests in the Trust (the “Unsold Interests”) for an aggregate value for Fresh Thyme Farmers Market of $10,778,490 (the “Contribution Value”). The Contribution Value was comprised of an equity portion of $5,588,490 (the “Equity Value”), which represents the Company’s capital contribution to the Trust, in addition to the principal of the loan secured by Fresh Thyme Farmers Market in the amount of $5,190,000 which was assumed by the Trust. The Trust extended the term of the mortgage loan to July 10, 2028 in connection with its assumption of the loan, among other things, pursuant to that certain Loan Modification Agreement and Amended and Restated Note, each dated as of July 21, 2021 and filed as Exhibit 6(i) and 6(j) hereto, respectively.

The Trust intends to raise additional capital equal to the Equity Value, in addition to other fees and expenses incurred by the Trust, in order to redeem the Unsold Interests held by the Company. Pursuant to the terms of the Trust Agreement of the Trust, dated as of June 10, 2021 (the “Trust Agreement”) and filed as Exhibit 6(i) hereto, each sale of the Unsold Interests will reduce the Company’s ownership in the Trust by a proportionate amount, and the proceeds from the Trust’s capital raise will be used by the signatory trustee of the Trust, in part, to redeem the beneficial interests held by the Company. The Company will remain a beneficial interest holder of the Trust and be bound by the terms of the Trust Agreement until the Trust redeems all of the Unsold Interests held by the Company. As of the date of this Semi-Annual Report, the Trust has not redeemed any of the Unsold Interests. As a beneficial interest holder of the Trust, the Company is a passive owner of the Property without the power to direct the Trust in any way. As of the date of this Semi-Annual Report, the signatory trustee of the Trust, which is an affiliate of the sponsor of the Company, maintains full control over the Trust pursuant to the terms of the Trust Agreement.

The Company intends to continue to use the proceeds received from the redemption of its beneficial interests in the Trust, together with the proceeds of the Company’s ongoing offering of Bonds, to acquire additional properties in accordance with its business plan as disclosed in the Offering Statement.

Financial Summary

For the six-month period ended June 30, 2021, we had revenue of $315,531 and a consolidated net loss of $476,300.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2021, from January 1, 2021 to June 30, 2021.

As of June 30, 2021, we had the following asset: a commercial rental property located in River Forest, Illinois, known as Fresh Thyme Farmers Market, which consists of a single-story retail grocery building aggregating approximately 28,220 square feet of rentable commercial space.

For the six months ended June 30, 2021, our total revenues from operations amounted to $315,531. Operating costs for the same period, including depreciation and amortization of $132,014 but excluding interest expense of $479,658, amounted to $312,173. This resulted in operating income of $3,358. Net loss for the six-month period amounted to $476,300 after taking into account interest expense of $479,658.

Comparatively, for the six months ended June 30, 2020, our total revenues from operations amounted to $0 as we had not acquired an asset at that period of time. Operating Costs for the same period, excluding interest expense of $29,533, amounted to $46,680. This resulted in operating income of $46,680. Net loss for the six-month period amounted to $76,213 after taking into account interest expense of $29,533.

Liquidity and Capital Resources

As of June 30, 2021, we had cash on hand of $3,720,028 and restricted cash (funded reserves) of $311,705. The funded reserves are comprised of a bond service reserve of $311,705, which is required pursuant to the Bond Indenture Agreement which requires that 7% of the gross proceeds from this offering be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations.

In our offering of the Bonds, we are selling to the public up to $50,000,000 in the aggregate of our Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans, and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our bond service obligations. Generally, we will fund our acquisitions from the net proceeds of our offering of the Bonds. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65% of the cost of our investments.

On July 17, 2020, RF Grocery partially financed the acquisition of the Fresh Thyme Farmers Market through a note to Barrington Bank & Trust Co., N.A., in the amount of $5,190,000 with the maturity date of July 10, 2025.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the debt service reserve. Moreover, our manager may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of June 30, 2021, we had sold $8,966,999 of Bonds in the offering. We expect to use the proceeds from the bond offering to pursue real estate equity investments with significant potential value creation in emerging growth markets and thereby increase cash flows.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results. We are unable to quantify the impact COVID-19 may have on us at this time.

Item 2.   Other Information

The Company entered into a senior secured participatory mortgage loan (the “Loan”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Loan, the Company loaned $3,500,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021.

The Borrowers have the right to extend the maturity of the Loan for one (1) month to November 30, 2021 for a Loan extension fee equal to one percent (1%) of the outstanding principal balance of the Loan. Interest on the Loan accrues at a hybrid rate of twenty percent (20%) simple annual (non-compounding) interest. Interest on the Loan is payable monthly at twelve percent (12%) with the remaining eight percent (8%) accrual paid at maturity along with the principal of the Loan. In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured. The Loan is secured by a first priority lien on the Borrowers’ commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

Concurrently with the Loan, GK Investment Holdings, LLC (“GKIH”) and GK Secured Income V, LLC (“GKSI V”) loaned $3,700,000 and $750,000, respectively, to the Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to the Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

As previously disclosed, the Borrowers acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Borrowers’ senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered the Borrowers a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, the Borrowers used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. The Borrowers intend to repay the Loan and corresponding GKIH and GKSI V loans with proceeds of future capital raises.

The Company, the Borrowers, GKIH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, the Borrowers, GKIH and GKSI V. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIH and GKSI V. The Manager has a direct and material interest in the transactions described above.

Item 3.    Financial Statements

GK Investment Property Holdings II, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

June 30, 2021

GK Investment Property Holdings II, LLC

Table of Contents
June 30, 2021

Financial Statements
Consolidated Balance Sheets	8
Consolidated Statements of Operations (Unaudited)	9
Consolidated Statements of Member’s Equity (Deficit)	10
Consolidated Statements of Cash Flows (Unaudited)	11
Notes to Consolidated Financial Statements	12-26

GK Investment Property Holdings II, LLC
Consolidated Balance Sheets
June 30, 2021 and December 31, 2020

GK Investment Property Holdings II, LLC
Consolidated Balance Sheets
June 30, 2021 and December 31, 2020

	(Unaudited)
	June 30,	December 31,
	2021	2020
ASSETS
Rental properties	$6,565,102	$6,565,102
Less: Accumulated depreciation	148,184	67,356
	6,416,918	6,497,746

Cash	3,720,028	826,142
Other current assets	14,593	64,176
Deferred rent receivable	50,819	24,267
Deferred leasing costs - net	425,535	445,175
Lease intangibles - net	1,148,036	1,201,022
Restricted cash - funded reserves	311,705	304,397

Total assets	$12,087,634	$9,362,925

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES
Notes payable - net	$5,075,234	$5,061,181
Bonds payable - net	7,785,181	4,567,791
Accrued interest	92,196	47,270
Other accrued liabilities	17	3,643
Other liabilities	23,287	95,021

Total liabilities	12,975,915	9,774,906

MEMBER'S DEFICIT
Member's deficit	(888,281)	(411,981)

Total liabilities and member's deficit	$12,087,634	$9,362,925

See notes to consolidated financial statements.

GK Investment Property Holdings II, LLC
Consolidated Statements of Operations (Unaudited)
Six Months Ended June 30, 2021 and 2020

GK Investment Property Holdings II, LLC
Consolidated Statements of Operations (Unaudited)
Six months ended June 30, 2021 and 2020

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2021	2020

Revenues	$315,531	$-

Operating Expenses
Operating expenses	20,488	4,381
Management fees	54,334	-
Professional fees	105,337	30,000
Depreciation and amortization	132,014	12,299
	312,173	46,680

Operating Income/(Loss)	3,358	(46,680)

Other Expense
Interest expense	479,658	29,533
	479,658	29,533

Consolidated Net Loss	$(476,300)	$(76,213)

See notes to consolidated financial statements.

GK Investment Property Holdings II, LLC
Consolidated Statements of Member’s Equity (Deficit)
Six Months Ended June 30, 2021 and for the Year Ended December 31, 2020

GK Investment Property Holdings II, LLC
Consolidated Statements of Member's Equity (Deficit)
Six Months Ended June 30, 2021 and for the Year Ended December 31, 2020

	(Unaudited)
	June 30,	December 31,
	2021	2020

Balance - Beginning of Year or Period	$(411,981)	$-

Capital contribution - Preferred Member	-	1,200,000

Capital distribution - Preferred Member	-	(1,308,000)

Consolidated Net Loss	(476,300)	(303,981)

Balance - End of Year or Period	$(888,281)	$(411,981)

See notes to consolidated financial statements.

GK Investment Property Holdings II, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2021 and 2021

GK Investment Property Holdings II, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2021 and 2020

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2021	2020
Cash Flows from Operating Activities

Consolidated Net Loss	$(476,300)	$(76,213)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Depreciation and amortization	132,014	-
Amortization of above-market leases	21,440	-
Deferred rent receivable (straight-line rent adjustment)	(26,551)	-
Amortization of debt issuance costs	14,053	-
Amortization of bond issuance costs and bond discount	104,657	12,300
Changes in:
Other current assets	49,583	(20,594)
Accounts payable	(3,626)	4,172
Deposits	-	(200,000)
Accrued Interest	44,926	7,208
Other accrued liabilities	(71,734)	-

Net cash flows from operating activities	(211,538)	(273,127)

Cash Flows from Financing Activities
Proceeds from bonds payable, net of discount	3,492,939	2,233,779
Payment of bond issuance costs	(380,206)	(252,977)

Net cash flows from financing activities	3,112,733	1,980,802

Net Increase in Cash and restricted cash	2,901,195	1,707,675

Cash and restricted cash - Beginning of period	1,130,538	-

Cash and restricted cash - End of period	$4,031,733	$1,707,675

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$275,961	$22,325

Classification of Cash and Restricted Cash
Cash	$3,720,028	$1,572,419
Restricted cash - funded reserves	311,705	135,256
Total Cash and restricted cash	$4,031,733	$1,707,675

See notes to consolidated financial statements.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Description of Business – GK Investment Property Holdings II, LLC, (“GKIPH II” and/or the “Company”), was formed on July 11, 2019 with the intent to acquire existing income producing commercial properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIPH II is permitted to transact in any lawful business in addition to that stated above. GKIPH II anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of bonds (the ”Bonds”). The Bonds are unsecured indebtedness of GKIPH II.

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% bonds. As of June 30, 2021, the Company had sold $8,966,999 of Bonds.

The Company has one class of units, Class A units, which are owed 100% by an individual related to the Manager. The member of the Company has limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the Bonds”), an affiliate under common control of the member of GKIPH II.

On May 12, 2020, our Company formed RF Grocery, LLC, or RF Grocery, an Illinois limited liability company, for the purpose of acquiring a rental property leased to a single tenant, Fresh Thyme Farmers Market, located at 7501 North Avenue, in River Forest Illinois, or Fresh Thyme Farmers Market.

On May 27, 2010 the Company, through RF Grocery, entered into an assignment of Purchase and Sale Agreement, as amended, to acquire Fresh Thyme Farmers Market. The contract purchase price for Fresh Thyme Farmers Market was $8,050,000, and total acquisition cost was $8,214,213 including financing fees paid to the lender and other closing costs. Of the total acquisition cost, $5,190,000 was funded by a first mortgage loan secured by Fresh Thyme Farmers Market. The Company funded $1,824,213 of the total purchase price with proceeds raised from the offering of Bonds through a capital contribution to RF Grocery. The remaining $1,200,000 of the total purchase price was funded through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust, or the Preferred Member, which received preferred equity in RF Grocery in exchange for the investment.

On December 17, 2020, RF Grocery redeemed and retired 100% of the Preferred Member’s equity for  $1,308,000, constituting a total return of approximately 9% for the Preferred Member, comprised of a 6% minimum preferred return and a 3% capital premium in addition to the return of the Preferred Member’s contributed capital. RF Grocery’s operating agreement was amended following the redemption, and the Company became the sole member of RF Grocery.

On July 23, 2021, pursuant to a Contribution Agreement, dated as of June 25, 2021 (the “Contribution Agreement”), the Company, through RF Grocery contributed its fee simple interest in Fresh Thyme Farmers Market to GK DST – River Forest Grocery (the “Trust”), an affiliate of the Company, in exchange for 100% of the beneficial interests in the Trust (the “Unsold Interests”) for an aggregate value for Fresh Thyme Farmers Market of $10,778,490 (the “Contribution Value”). The Contribution Value was comprised of an equity portion of $5,588,490 (the “Equity Value”), which represents the Company’s capital contribution to the Trust, in addition to the principal of the loan secured by Fresh Thyme Farmers Market in the amount of $5,190,000 which was assumed by the Trust. The Trust extended the term of the mortgage loan to July 10, 2028 in connection with its assumption of the loan, among other things, pursuant to that certain Loan Modification Agreement and Amended and Restated Note, each dated as of July 21, 2021. Pursuant to the terms of the Trust Agreement of the Trust, dated as of June 10, 2021 (the “Trust Agreement”), each sale of the Unsold Interests will reduce the Company’s ownership in the Trust by a proportionate amount, and the proceeds from the Trust’s capital raise will be used by the signatory trustee of the Trust, in part, to redeem the beneficial interests held by the Company. The Company will remain a beneficial interest holder of the Trust and be bound by the terms of the Trust Agreement until the Trust redeems all of the Unsold Interests held by the Company. As of the date of this Semi-Annual Report, the Trust has not redeemed any of the Unsold Interests. As a beneficial interest holder of the Trust, the Company is a passive owner of the Property without the power to direct the Trust in any way.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the member of GKIPH II as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the member of GKIPH II in their ownership percentages.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term receivables and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. As of June 30, 2021, the Company had cash balances that exceeded the FDIC limits by $3,480,491. As of December 31, 2020, the Company had cash accounts that exceeded the FDIC limits by $645,820.

Funded reserves consist of bond service reserves to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date of each bond series.

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, amortization of above-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominately at the discretion of the tenant, provided certain conditions are satisfied.

●
Base rental revenue from rental property is recognized on a straight-line basis over the terms of the related leases. The difference between cash received and straight-line revenue is recorded as deferred rent receivable on the accompanying consolidated balance sheets.
●
We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
●
Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
●
Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the lease, which also provides for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreement is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of the lease, tenant will directly pay the real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement).

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2021, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying consolidated statements of operations. There was no bad debt expense recorded for the six months ended June 30, 2021.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions, and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Lease Intangible Assets – Upon the acquisition of the Rental Property, the Company recorded an above market lease based on the present value (using an interest rate which reflected the risks associated with the lease acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place lease and (b) the Company estimates of fair market lease rates for the corresponding in-place lease measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair value of the lease, relied in part, upon an independent third-party valuation report. These assets are being amortized on a straight-line basis over the remaining life of the tenant lease and the amortization is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Rental Property, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Rental Property to its occupancy level at the date the Rental Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Rental Property to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the tenant lease and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Rental Property to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. There is no impairment of Assets as of June 30, 2021.

Debt Issuance Costs – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the balance sheet as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume- weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental property. These costs are amortized on a straight-line basis over the terms of the respective lease. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes –  The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIPH II for federal income tax reporting purposes. GKIPH II is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The member of GKIPH II is taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2021, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Accounting Pronouncements

For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606)”, which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods and services”. While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company adopted Topic 606 effective on July 11, 2019 and has completed its assessment of the ASU and concluded that the guidance did not have a material impact on the Company’s method of revenue recognition or on the consolidated financial statements.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this update govern a number of areas including, but not limited to, accounting for leases, replacing the existing guidance in ASC No. 840, Leases. Under this standard, among other changes in practice, a lessee’s rights, and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheets. The Company is not currently “a lessee” under any lease agreements. Other significant provisions of this standard include (i) defining the “lease term” to include the non-cancellable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheets to contemplate only those variable lease payments that depend on an index or that are in substance “fixed”, (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components. The lease standard was effective for public companies for the fiscal years beginning after December 15, 2018 (including interim periods within those fiscal years) and for private companies, fiscal years beginning after December 15, 2019, with early adoption permitted. The FASB subsequently deferred the effective date of ASU 2016-02 for private companies by one year, to fiscal years beginning after December 15, 2020, to provide those companies with additional time to address various implementation challenges and complexities.

In June 2020, the FASB further deferred the effective date due to the effects on private companies from business and capital market disruptions caused by the novel coronavirus (COVID-19”) pandemic. ASU 2016-02 is now effective for private companies for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company plans to adopt the standard effective on January 1, 2022. The accounting for leases under which the Company is the lessor remains largely unchanged and the Company is not currently “a lessee” under any lease agreements. Management does not believe the adoption will have a material impact on the Company’s consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”, which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash requirements, and amounts generally described as restricted cash and restricted cash equivalents. The standard states that transfers between cash, cash equivalents and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 was effective for the Company beginning July 11, 2019. The adoption of this ASU did not impact the presentation of the statement of cash flows but will require additional footnote disclosure to reconcile the balance sheet to the statement of cash flow presentation.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Subsequent Events - The consolidated financial statements and related disclosures include evaluation of events up through and including September 28, 2021, which is the date the consolidated financial statements were available to be issued.

Note 2 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 3 - Rental Properties

The Company’s rental property and depreciable lives are summarized as follows:

		(Unaudited)
	Depreciable	June 30,	December 31,
	Life - Years	2021	2020

Land	-	$2,892,246	$2,892,246
Land Improvements	10	173,893	173,893
Building and improvements	35 - 40	2,915,184	2,915,184
Tenant Improvements	(a)	583,779	583,779
Total cost		6,565,102	6,565,102

Accumulated depreciation		148,184	67,356

Net rental properties		$6,416,918	$6,497,746

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $80,828 and $67,356, for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

Note 4 – Deferred Leasing Costs

Deferred leasing costs are summarized as follows:

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2021	2020

Lease commissions	Lease terms	$461,542	$461,542

Accumulated amortization		36,007	16,367

Deferred leasing costs - net		$425,535	$445,175

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 4 – Deferred Leasing Costs   (Continued)

Total amortization expense charged to operations amounted to $19,640 and $16,367, for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

Future years amortization for Deferred Leasing Costs is as follows:

Years Ending December 31
2021	19,091
2022	38,731
2023	38,731
2024	38,731
2025	38,731
Thereafter	251,520
Total	$425,535

Note 5 – Lease Intangibles

Lease intangible assets are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2021	2020

Above-market leases	$503,842	$503,842
In-place leases	741,335	741,335
	1,245,177	1,245,177

Accumulated amortization
Above-market leases	39,307	17,867
In-place leases	57,835	26,288
	97,141	44,155

Lease intangible assets - net	$1,148,036	$1,201,022

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 5 – Lease Intangibles (Continued)

Total amortization expense attributable to Above-market leases, which is recorded as a reduction in Revenues, amounted to $21,440 and $17,867, for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

Total amortization expense, attributable to In-place leases amounted to $31,547 and $26,288 for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2021	$30,663	$20,841	$51,504
2022	62,210	42,280	104,490
2023	62,210	42,280	104,490
2024	62,210	42,280	104,490
2025	62,210	42,280	104,490
Thereafter	403,997	274,575	678,572
Total	$683,500	$464,536	$1,148,036

Note 6 – Restricted Cash – Funded Reserves

Funded reserves are as follows:

GK Investment Property Holdings II, LLC:

Bond service reserves: These bond service reserves (at the bond series level) are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds per series be placed into a reserve account held by the bond trustee. The bond service reserves may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the first anniversary of each bond series closing date (February 26, 2020, August 17, 2020, and February 26, 2021 for Series A, B and C, respectively), will be released to the Company.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 6 – Restricted Cash – Funded Reserves (Continued)

Restricted cash - funded reserves consisted of:

	(Unaudited)
	June 30,	December 31,
	2021	2020

Bond service reserve - Series A	$-	$126,616
Bond service reserve - Series B	$91,061	$177,781
Bond service reserve - Series C	$220,644	$-

	$311,705	$304,397

On March 22, 2021, the Company was no longer required to maintain the Series A bond service reserve. The bond trustee closed the Series A reserve and remitted $126,616 to the Company.

Note 6 - Notes Payable

Notes payable consisted of:

RF Grocery, LLC (“RF Grocery”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by RF Grocery, RF Grocery entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $5,190,000. Interest on the note is the 30-day LIBOR rate plus a margin of 2.2%, but there is also an additional clause the states that the LIBOR rate used on the loan cannot go below 1%, so 1% is being used instead of the LIBOR rate for an effective interest rate of 3.20% per annum on December 31, 2020. The loan is interest only for the first year of the loan and commencing August 10, 2021 a fixed monthly principal payment of $9,626 is required, plus interest, through maturity of the loan on July 10, 2025.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 6 - Notes Payable (Continued)

The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was in compliance with the covenants for six months ended June 30, 2021 and for the year ending December 31, 2020.

Notes payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2021	2020

Barrington Bank & Trust Co. N.A.	$5,190,000	$5,190,000

Total Notes payable	$5,190,000	$5,190,000

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2021	2020

	Straight-line
	over
Debt issuance costs	loan terms	$140,530	$140,530

Less: Accumulated amortization		25,764	11,711

Debt issuance costs - net		$114,766	$128,819

Notes payable - Net		$5,075,234	$5,061,181

Total amortization expense of debt issuance costs charged to operations amounted to $14,053 and $11,711, for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. The Company incurred and paid debt issuance costs of $140,530 for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

Interest expense was $83,501 and $77,043, for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively, of which $9,227 and $9,688 was incurred but not paid for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 6 - Notes Payable (Continued)

Future minimum principal payments are as follows:

Years Ending December 31	Total

2021	$48,130
2022	115,512
2023	115,512
2024	115,512
2025	4,795,334
Thereafter	-
Total	$5,190,000

Note 7 – Bonds Payable

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% unsecured bonds at a purchase price of $1,000 per bond, with a minimum purchase amount of $5,000 (the “Bonds”). The Bonds will mature on various dates ranging from February 28, 2025 to August 31, 2026. The Bonds are offered in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates ranging from February 28, 2025 to August 31, 2026. As of June 30, 2021, the Company had sold $8,966,999 of Bonds.

The Bonds may be redeemed at the Company’s option, in whole or in part at any time after their issuance. If the option of early redemption is exercised, the redemption price shall equal: (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid. In addition, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any deferred interest payment on the Bonds to be redeemed, or the Company redemption price. The Company shall give notice of redemption not less than 30 days nor more than 60 days prior to any redemption date. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given redemption period is limited to an aggregate principal amount of the Bonds equal to 3.75% of the aggregate principal of the Bonds under the Indenture as of the close of business on the last business day of the preceding redemption period See Note 9 for specific amounts payable to the Manager, a related party, as sponsor of the Bonds.

The Company offers a volume-weighted discount on the Bond’s price to the public for certain purchases of the Bonds. The company may terminate application of discount at any time in its sole discretion by filing a supplement to its Offering Circular with the SEC at least thirty (30) calendar days prior to the termination date of discount announcing such termination date. The discount ranges from three to five percent depending on the volume of the Bonds. The Bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

In the event of death or disability of a bondholder, all, or a portion (consisting of at least 50%), of the Bonds beneficially held by a bondholder may be submitted to the Company for repurchase at any time in accordance with the procedures outlined by the Company, which may be subject to conditions and limitations. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per Bond. The repurchase amount for the Bonds for all other persons will equal $1,000 per Bond being repurchased. Our obligation to repurchase Bonds and the cash available for the death and disability Redemption are subject to certain conditions and limitations.

The Indenture Trust Agreement places certain financial covenants on the Company. Beside the Bond service reserves for series A & B being met (Note 5 – Restricted Cash – Funded Reserves), the Company must also maintain and Equity-Bond Ratio whereas the property equity values and cash balances in total must be at or greater than 70% of the outstanding Bonds payable. The Company must also maintain cash balances in an amount not less than 120% of the forward looking 3-month Bond payment amounts. The Company was in compliance with the Bond covenants for the period ending June 30, 2020.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 7 – Bonds Payable (continued)

Bonds payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2021	2020

Bonds Payable	$8,966,999	$5,305,000

	Basis of Amortization

	Straight-line
Bond issuance costs	over	$949,111	$568,905
Bond discount	bond terms	405,290	236,230
Subtotal		1,354,401	805,135

Less: Accumulated amortization		172,583	67,926

Deferred bond issuance costs - net		1,181,818	737,209

Bonds payable - net		$7,785,181	$4,567,791

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $104,657 and $67,926, for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Bond interest expense was $277,447 and $179,839, for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively, of which $82,969 and $37,582 was incurred but not paid for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 8 – Operating Leases

The rental property has entered into a lease with a tenant which is classified as an operating lease.

Lease income under the operating lease includes fixed minimum consideration which is accrued on a straight-line basis over the terms of the lease.

Years Ending December 31	Total

2021	$309,580
2022	642,000
2023	663,000
2024	663,000
2025	663,000
Thereafter	4,524,000
Total	$7,464,580

The RF Grocery lease contains provisions for the tenants to pay the Property's real estate taxes and defined operating expenses directly.

RF Grocery, LLC

As of June 30, 2021, one tenant currently occupies 100% of the portion of the retail center owned by RF Grocery, representing 100% of the future minimum base rental revenue of the Company under a lease expiring in 2032.

Note 9 – Related Party Transactions

The Property is managed by the Manager, an affiliate of one of the members of GKIPH II, under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. In addition to these management services, the Manager also provides services relating to asset management, the acquisition and disposition of real estate property and tenant leasing.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 9 – Related Party Transactions (Continued)

The Manager is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 2.5% of the $50,000,000 gross bond proceeds received up to $1,250,000. As of June 30, 2021, the Manager had received $224,175 in promotional fees, which are included in bond issuance costs on the consolidated balance sheets.

With respect to related parties, amounts incurred consisted of the following:

	(Unaudited)
	June 30,	December 31,
	2021	2020

Management fees (5% of gross collections)	$28,455	$15,521
Asset Management fees (1% of the appraised value
of rental property)	79,511	38,111
Acquisition fees (2% of the purchase price) - capitalized	161,000	161,000
Debt issuance costs (2% of debt issued) - capitalized	103,800	103,800
Deferred leasing costs - capitalized legal	8,275	8,275
Promotional Fees from sale of bonds (2.5% of proceeds) - capitalized	224,175	132,625
Reimbursed expenses	30,113	26,285
Total	$635,329	$485,617

As of June 30, 2021 and December 31, 2020, $23,287 and $44,222, respectively, was owed to the Manager, and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to the Manager.

Note 10 – Asset Acquisition of Rental Property

On May 27, 2020, the Company, through RF Grocery, entered into an assignment of Purchase and Sale Agreement (“Assignment”), as amended, to acquire a one-story, retail grocery building located in River Forest, Illinois. The acquisition closed on July 17, 2020 for a total purchase price of $8,271,821 (net of prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets acquired at the date of acquisition:

Land and land improvements	$3,066,139
Rental property and improvements	3,498,963
Leasing commissions	461,542
Above-market leases	503,842
In-place leases	741,335
Net cash consideration	$8,271,821

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 10 – Asset Acquisition of Rental Property (Continued)

The following table summarizes the consideration transferred for the acquisition:

Cash	$3,197,317
Note payable obtained - net of debt issuance costs	5,049,470
Closing prorations	25,034
Fair value of consideration paid	$8,271,821

Acquisition costs attributable to the acquisition of RF Grocery, which include acquisition fees and other closing fees totaled $221,821 for the year ended December 31, 2020. Such costs have been capitalized and included in rental property on the accompanying consolidated balance sheets.

The fair value of total identifiable net assets acquired was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications. The purchase price was allocated to the assets acquired based on their relative fair market value.

Note 11 – Subsequent Events

The Company entered into a senior secured participatory mortgage loan (the “Loan”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Loan, the Company loaned $3,500,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021.

The Borrowers have the right to extend the maturity of the Loan for one (1) month to November 30, 2021 for a Loan extension fee equal to one percent (1%) of the outstanding principal balance of the Loan. Interest on the Loan accrues at a hybrid rate of twenty percent (20%) simple annual (non-compounding) interest. Interest on the Loan is payable monthly at twelve percent (12%) with the remaining eight percent (8%) accrual paid at maturity along with the principal of the Loan. In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured. The Loan is secured by a first priority lien on the Borrowers’ commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

Concurrently with the Loan, GK Investment Holdings, LLC (“GKIH”) and GK Secured Income V, LLC (“GKSI V”) loaned $3,700,000 and $750,000, respectively, to the Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to the Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

As previously disclosed, the Borrowers acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Borrowers’ senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered the Borrowers a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, the Borrowers used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. The Borrowers intend to repay the Loan and corresponding GKIH and GKSI V loans with proceeds of future capital raises.

The Company, the Borrowers, GKIH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, the Borrowers, GKIH and GKSI V. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIH and GKSI V. The Manager has a direct and material interest in the transactions described above.

On July 23, 2021, pursuant to the Contribution Agreement, the Company, through RF Grocery contributed its fee simple interest in Fresh Thyme Farmers Market to the Trust in exchange for 100% of the beneficial interests in the Trust for an aggregate value for Fresh Thyme Farmers Market of $10,778,490. This Contribution Value was comprised of an equity portion of $5,588,490, which represents the Company’s capital contribution to the Trust, in addition to the principal of the loan secured by Fresh Thyme Farmers Market in the amount of $5,190,000 which was assumed by the Trust. In connection with the contribution of Fresh Thyme Farmers Market to the Trust, the Trust extended the term of the mortgage loan from Barrington Bank & Trust Co., N.A. to July 10, 2028 in connection with its assumption of the loan, among other things, pursuant to that certain Loan Modification Agreement and Amended and Restated Note, each dated as of July 21, 2021.

The consolidated financial statements and related disclosures include evaluation of events up through and including September 28, 2021, which is the date the consolidated financial statements were available to be issued.

Item 4.   Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(c)	Amended and Restated Limited Liability Company Agreement of RF Grocery, LLC, dated as of July 23, 2020, incorporated by reference to Exhibit 2.1 of the Company’s Form 1-U filed on July 23, 2020.

(2)(d)	Amendment No. 1 to Operating Agreement of RF Grocery, LLC, dated as of December 17, 2020, incorporated by reference to Exhibit 2(d) of the Company’s Form 1-A filed on January 28, 2021.

(3)(a)
Indenture between our company and the trustee, incorporated by reference to Exhibit 3(a) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(b)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(d)
First Supplemental Indenture between GK Investment Property Holdings II, LLC and UMB Bank, N.A., as trustee, dated as of August 13, 2020, incorporated by reference to Exhibit 3.1 of the Company’s Form 1-U filed on August 17, 2020.

(4)	Form of Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(6)(a)
Purchase and Sale Agreement by and between 7501 W. North Avenue, LLC and RF Grocery LLC, dated as of May 27, 2020, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on June 2, 2020.

(6)(b)	Lease by and between Lakes Venture, LLC and 7501 W. North Avenue, LLC, dated as of November 14, 2014, incorporated by reference to Exhibit 6(b) of the Company’s Form 1-A filed on February 23, 2021.

(6)(c)
Commencement Date Agreement by and between Lakes Venture, LLC and 7501 W. North Avenue LLC, dated as of June 6, 2017, incorporated by reference to Exhibit 6(c) of the Company’s Form 1-A filed on February 23, 2021.

(6)(d)
Assignment and Assumption of Leases by and between 7501 W. North Avenue, LLC and RF Grocery, LLC, dated as of July 17, 2020, incorporated by reference to Exhibit 6(d) of the Company’s Form 1-A filed on February 23, 2021.

6(e)
Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of July 30, 2021.

6(f)
Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of August 16, 2021.

6(g)	Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of July 30, 2021.

6(h)	Contribution Agreement by and between RF Grocery, LLC and GK DST – River Forest Grocery, dated as of June 25, 2021.

6(i)
Loan Modification Agreement, by and among Barrington Bank & Trust Company, N.A., RF Grocery, LLC, GK DST – River Forest Grocery and GK Development, Inc. d/b/a GK Real Estate, dated as of July 21, 2021.

6(j)	Amended and Restated Note, made by GK DST – River Forest Grocery payable to Barrington Bank & Trust Company, N.A., dated as of July 21, 2021.

6(k)	Trust Agreement of GK DST – River Forest Grocery by and between Sorensen Entity Services LLC, River Forest Grocery – GK Services LLC and RF Grocery, LLC dated as of June 10, 2021.

(8)
 Form of Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit (8) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on November 12, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

By:	GK Development, Inc. dba GK Real Estate,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	September 28, 2021

By:	/s/ Gregory Kveton
Name:	Gregory Kveton
Its:	Principal – Development of our manager (Principal Financial Officer and Principal Accounting Officer)
Date:	September 28, 2021